Ameritas Life Insurance Corp. 5900 O Street / Lincoln, NE 68510

April 13, 2017

Via EDGAR

Jaea Hahn, Senior Counsel

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Ameritas Life Insurance Corp.
Ameritas Life Insurance Corp. Separate Account LLVA, 1940 Act Registration No. 811-07661
Ameritas Advisor No-Load VA, 1933 Act Registration No. 333-205138
Post-Effective Amendment No. 3 on Form N-4

Dear Ms. Hahn:

On February 24, 2017, we submitted, pursuant to Rule 485(a), a Post-Effective Amendment ("Amendment") on behalf of Ameritas Life Insurance Corp. ("Depositor" and "Ameritas Life") and Ameritas Life Insurance Corp. Separate Account LLVA ("Registrant" and "Separate Account"). The proposed effective date for this filing is May 1, 2017.

This letter, and the revisions summarized herein, is in response to the staff’s verbal comments of April 6-7, 2017. Revisions related to staff comments are as follows (we list a summary of the comment first, then the response):

You asked that we confirm supplementally that all omitted information will be updated in Registrant’s subsequent 485(b) filing.

1.	All such purposely omitted information will be updated in Registrant’s subsequent 485(b) filing.

You asked that we not remove the ability to add a GLWB2 Rider after issue for Policyowners who have purchased the Policy before May 1, 2017.

2.	We have revised the disclosure so that Policyowners retain the ability to add a GLWB2 Rider after issue if their Policy was purchased before May 1, 2017, and before attained age 50.

You asked that we clarify the table that discloses Total Annual Portfolio Company Operating Expenses.

3.	We have revised the table so that the Minimum and Maximum numbers are displayed on separate lines for Before any Contractual Waivers or Reimbursements and for After any Contractual Waivers or Reimbursements.

We acknowledge: that the Separate Account is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Separate Account may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning this filing, please telephone me at 402-467-7847. Thank you for your assistance.

Sincerely,

/s/ Ann D. Diers

Ann D. Diers

Vice President & Associate General Counsel, Variable Contracts & AIC